Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Inbox Beverage, Inc.
56 STAMFORD ST Unit 107
ASHEVILLE, NC 28803-2879
https://www.inboxbeverage.com/

Up to $1,234,998.31 in Common Stock at $0.91
Minimum Target Amount: $14,999.53

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Inbox Beverage, Inc.
Address: 56 STAMFORD ST Unit 107, ASHEVILLE, NC 28803-2879
State of Incorporation: DE
Date Incorporated: March 31, 2022

Terms:

Equity

Offering Minimum: $14,999.53 | 16,483 shares of Common Stock
Offering Maximum: $1,234,998.31 | 1,357,141 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.91
Minimum Investment Amount (per investor): $249.34

Investment Incentives and Bonuses*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first week and receive an additional 5% bonus shares

Amount-Based Perks:

$5,000+ | Tier 1

Invest $5,000+ and receive 5% Bonus Shares.

$10,000+ | Tier 2

Invest $10,000+ and receive a personal Zoom call with Founders + 10% Bonus Shares

$20,000+ | Tier 3

Invest $20,000+ and receive a personal Zoom call with Founders + 15% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Inbox Beverage will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.91 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

The Company and its Business

Company Overview

Company Overview

The craft beverage industry is competitive and highly profitable. With the rise of craft breweries Inbox Beverage aims to lower the boundaries of entry to start a craft brewery or distillery. Inbox Beverage capitalizes on patent-pending designs that lower the startup time and cost for craft brewers and distillers. Inbox has created a plug-&-play system that makes it easy for anyone to have their brewery.

Source: https://www.sanctuarybrewco.com/the-rise-of-breweries-in-the-united-states

Business Model

Inbox Beverage builds and fabricates turnkey breweries and distilleries into shipping containers. We sell these units to individual parties as a one-time sale, and franchises. The franchises will buy the units from Inbox, the franchisee will receive support from Inbox through training, and material sourcing, and Inbox in-return will receive royalties from beverage sales.

Corporate Structure

Inbox Beverage, Inc. was initially organized as Social Nest Beverage Co., LLC, a North Carolina limited liability company on May 28, 2021. A newly formed Delaware C-Corporation on March 31, 2022. The previous LLC is now dissolved.

Intellectual Property

We have two patents pending. The first is a modified shipping container that expands the square footage of operation for brewery and distillery production. The second is a patent to treat and regulate beer and distillery waste. Which regulates the PH of the solution prior to heading to city municipality systems and septic systems.

The two pending patents are owned by Max Fann. As of 11/21/2022, both patents and all trademarks have been assigned to Inbox Beverage, Inc.

Competitors and Industry

Competitors

Unlike our competitors, Inbox provides an all-in-one solution that extends beyond brewhouse manufacturing. What makes Inbox unqiue is that we provide a turnkey model made into shipping containers. Our competitors offer just a piece of the puzzle, Inbox is the whole puzzle.

Inbox Beverage Inc. provides the framework for existing businesses to join the craft beer and spirit space. Inbox Beverage has patent pending designs that allow for our units to expand square footage, and facilitate in beer production. Inbox Beverage builds breweries and distilleries in shipping containers which enables our customers to have their Inbox facility in half the time and at half the cost.

Source: https://pos.toasttab.com/blog/on-the-line/how-much-does-it-cost-to-open-a-brewery

Source: https://upserve.com/restaurant-insider/opening-a-brewery/

Source: https://growlermag.com/so-you-want-to-start-your-own-brewery/

Industry

The craft beverage space is growing rapidly with a rise in smaller taproom setting. Inbox Beverage looks to take advantage of this trend with our low-cost, quick ROI, turnkey brewery and distillery offerings.

Source: https://www.sanctuarybrewco.com/the-rise-of-breweries-in-the-united-states

Current Stage and Roadmap

Current Stage

The Company is generating revenue as of November 2022. Inbox has a working prototype and live stage to fulfill consumer pipeline. Pipeline is continuously growing. We have a letter of intent for a franchise Puerto Rico. We have also completed a bar in Asheville, NC and currently fulfilling orders.

Future Roadmap

Inbox Beverage is a innovative solution to a growing global industry. Inbox is positioned to be a international disruption in the alcohol space with our turnkey shipping container solutions. We are expanding into an existing 10,500 sqft warehouse to streamline our manufacturing.

The Team

Officers and Directors

Name: Max Mckenxie Fann

Max Mckenxie Fann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Chairman
  Dates of Service: March, 2022 - Present
  Responsibilities: CEO of Inbox Beverage inc., a part of valuation and marketing decisions. Max receives $5,000 a month in compensation and owns 60% of the company's equity.

Other business experience in the past three years:

- **Employer:** Wicked Weed Brewing
  Title: Lead Pub Brewer/ Research & Brand Development Brewer
  Dates of Service: January, 2020 - May, 2022
  Responsibilities: Producing limited distribution plan out of 15 bbl brewhouse system. Maintain high-quality for distribution and on-premise sales. Research and produce new brands that reflect consumer trends.

Name: David Fann

David Fann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Board Member
  Dates of Service: March, 2022 - Present
  Responsibilities: InBox Beverage, Inc.- As president of the company my duties are to secure the capital for InBox, build the management team and assist in most other matters. David receive $5,000 a month in compensation and owns 40% of the company's equity.

Name: Ismat A I sawaqed

Ismat A I sawaqed's current primary role is with HEDGER VENTURES. Ismat A I sawaqed currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Advising on management structure, structuring franchising model and international fund-raising. Ismat does not receive a compensation.

Other business experience in the past three years:

- **Employer:** HEDGER VENTURES
  Title: Chief Executive Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: Currently Mr. Sawaqed is the CEO of Hedger Ventures, boutique investment banking, PE, asset management, strategic planning and advisory firm. Ismat (Matt) Sawaqed is an experienced international executive of over 30 years in the areas of economic development, investment banking, finance, real estate development, environment and conventional and renewable energy.

Other business experience in the past three years:

- **Employer:** Solido Holdings
  Title: Executive Chairman
  Dates of Service: May, 2015 - Present
  Responsibilities: Ismat oversaw company operations.

Other business experience in the past three years:

- **Employer:** PanBuck
  Title: President
  Dates of Service: December, 2019 - November, 2020
  Responsibilities: Ismat oversaw the business operations of the company.

Name: Anurag na Thakur

Anurag na Thakur's current primary role is with In-Situ Environmental. Anurag na Thakur currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May, 2021 - Present
  Responsibilities: Create and maintain the company's strategy - auditing, compensation, reviewing CEO performance, nomination and governance. Anurag does not receive a compensation.

Other business experience in the past three years:

- **Employer:** Emerald Operating Partners
  Title: Vice President Of Business Development
  Dates of Service: January, 2020 - February, 2022
  Responsibilities: Emerald Operating Partners (EOP) comprises a global team of world-class operations experts supporting private equities, infrastructure funds, and strategic OEM's on M&A, carve-out, and business transformation post-acquisition. EOP is advising some of the world's most progressive infra firms such as Canadian pension funds, providing M&A operational and commercial due diligence support to private equity firms such as Platinum, KKR, EQT, Advent International, & Blackstone, and also serves at the extended workbench for global corporations such as Mitsubishi Hitachi Power Systems (MHPS) & Doncasters Engineering their for business development.

Other business experience in the past three years:

- **Employer:** In-Situ Environmental
  Title: Vice President of Business
  Dates of Service: February, 2022 - Present
  Responsibilities: Experienced Global P&L leader, led $100M - $1.3B P&L's in Water, Oil & Gas, Medical, Transportation, & Aviation Industries. Held leadership roles in sales, service, aftermarket, engineering, customer intimacy, and six-sigma. Direct work experiences in Asia, Europe, Canada & USA, with a significant portion of career at multiple General Electric (G.E.) Companies in the US.

Other business experience in the past three years:

- **Employer:** IDEX Corporation
  Title: Vice President & Business Line Leader GAST
  Dates of Service: February, 2018 - January, 2021
  Responsibilities: P&L Leader for a $100+Million Annual Turnover Compressor Business Delivered double-digit order intake and revenue growth annually. R&D Invested in a game-changing platform program to deliver a range of products to leapfrog the competition and create long term differentiators. Acquired New Customers in Healthcare, Logistics, and Oil & Gas. Expanded market access by adding channels in Asia, Europe, and the US.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a turnkey solution for businesses seeking to start their own brewery or distillery. Our revenues are therefore dependent upon the market and demand for craft beverages.

We may never have an operational product or service
It is possible that there may never be an operational Inbox or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 10 BBL brewhouse. Delays or cost overruns in the development of our 10 BBL brewhouse and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore

will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Inbox Beverage Inc. was formed on 3/31/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Inbox Beverage has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Inbox Beverage is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 2 trademarks, copyrights, Internet domain names, and trade secrets. We believe

one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product or service is dependent on local government regulation which vary from state-to-state and country-to-country can be subject to change at any time. The company will investigate these regulations before we decide to move ahead in that jurisdiction to prevent any investor risk. Additionally, the ability to source raw goods (hops, malt, etc.) globally could be a challenge due to climate and government regulation. As we expand our franchise model internationally we may face regulation that inhibits our ability to launch our product offerings into certain countries and regions.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Inbox Beverage or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Inbox Beverage could harm our reputation and materially negatively impact our financial condition and business.

International and National Regulation

Each state and country have separate regulations that we have to abide by, and work with. Beer, wine, and spirit industry is heavily regulated when it comes to selling products or launching a brewpub or distillery. This includes obtaining TTB Bonds, liquor license, TTB license, and follow alcohol distribution laws. Inbox will work and ensure all regulations as we launch state-to-state, and grow into international market. https://www.webstaurantstore.com/article/666/brewery-licensing-safety-regulations.html (Source)

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Max Mckenxie Fann	13,500,000	Common Stock	60.0%
David Fann	8,500,000	Common Stock	40.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Promissory Note (6/1/2022), Convertible Promissory Note (4/17/2022), Convertible Promissory Note (3/23/2022), and Convertible Promissory Note (3/31/2022). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,357,141 of Common Stock.

Common Stock

The amount of security authorized is 27,000,000 with a total of 22,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Non-Exclusive Rights. The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Convertible Promissory Note (6/1/2022)

The security will convert into Investor has option to receive principal plus interest at maturity date at term, or convert to equity at 20% discount rate at maturity date valuation. and the terms of the Convertible Promissory Note (6/1/2022) are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 01, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%

Valuation Cap: None
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Promissory Note (6/1/2022).

Convertible Promissory Note (4/17/2022)

The security will convert into Investor has option to receive principal plus interest at maturity date at term, or convert to equity at 20% discount rate at maturity date valuation. and the terms of the Convertible Promissory Note (4/17/2022) are outlined below:

Amount outstanding: $50,000.00
Maturity Date: April 17, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Promissory Note (4/17/2022).

Convertible Promissory Note (3/23/2022)

The security will convert into Investor has option to receive principal plus interest at maturity date at term, or convert to equity at 20% discount rate at maturity date valuation and the terms of the Convertible Promissory Note (3/23/2022) are outlined below:

Amount outstanding: $5,000.00
Maturity Date: June 23, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Promissory Note (3/23/2022).

Convertible Promissory Note (3/31/2022)

The security will convert into Investor has option to receive principal plus interest at maturity date at term, or convert to equity at 20% discount rate at maturity date valuation and the terms of the Convertible Promissory Note (3/31/2022) are outlined below:

Amount outstanding: $7,500.00
Maturity Date: March 31, 2025
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Maturity Date

Material Rights

There are no material rights associated with Convertible Promissory Note (3/31/2022).

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 22,000,000
  Use of proceeds: Initial issuance of securities to founders.
  Date: March 31, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Promissory Note
  Final amount sold: $5,000.00
  Use of proceeds: Working Capital
  Date: June 01, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Promissory Note
  Final amount sold: $50,000.00
  Use of proceeds: Working Capital
  Date: April 17, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Promissory Note
  Final amount sold: $5,000.00
  Use of proceeds: Working Capital
  Date: March 23, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Promissory Note
  Final amount sold: $7,500.00
  Use of proceeds: Working Capital
  Date: March 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate for an additional 24 months. However, we will start to incur revenue in early November of 2022.

Foreseeable major expenses based on projections:

The major expense come with purchasing Brewing and Distillery equipment. We will also look to expand into a larger production facility (a 10,000 sqft facility) that we intend to acquire in the next 6 months. Our expansion plans include a production facility that will cost us $5,000 a month in lease, along with additional cost that are included in the financials which include labor and needed equipment.

Future operational challenges:

As we launch our turnkey units we must ensure we abide by local county, city, and state zoning codes and regulations. International agreements and codes will vary as well, so we must ensure we are in compliance.

Future challenges related to capital resources:

Unexpected global supply chain limits as we source materials and raw supplies on a global scale. Inflation is a concern as costs continue to rise. As well as be able to hire key team members and personnel as we grow.

Future milestones and events:

Successful launch of the U.S. market and international franchise model. We delivered our first U.S. sales in November of 2022. We expect to launch our first international sale in the end of the 4th quarter, or early 1st quarter of 2023. We installed our first bar system in a multi-unit restaurant chain. We expect to receive an additional order from them in December. Our projected sales pipeline through the end of 2023 is approximately $6,600,000.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2022, the Company has capital resources available in the form of convertible note investment and future equity investments.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support working capital. We also have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $10,000 for expenses related to salaries, utilities, rent, and equipment purchase. A $60,000 burn rate is expected mid 2023 as we raise more capital we will grow our staff.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be cash flow positive during the 2nd year of operations. This is based on a current monthly burn rate of $59,505 for expenses related to salaries, utilities, rent, and equipment purchase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company will contemplate additional future sources of capital including credit lines, equity, and debt financing.

Indebtedness

- **Creditor:** Convertible Notes
  Amount Owed: $67,500.00
  Interest Rate: 3.0%
  Maturity Date: December 01, 2025

- **Creditor:** Accounts Payable
  Amount Owed: $22,250.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,020,000.00

Valuation Details:

Inbox Beverage has determined its Pre-Money Valuation on an analysis of multiple factors, including (1) our Intellectual Property holdings, (2) our prospected sales pipeline, and (3) differentiation within the craft beverage and distillery markets.

Discussion of Intellectual Property

We have two patents pending. The first one covers the expansion of our shipping container which enables us to be first to market with our patent-pending technology. We believe this will enable us to become the market leader. Since we know of no existing competitors we believe this patent has a value of $5,000,000.

The second patent revolves around our custom wastewater treatment system that is easily adaptable to existing craft breweries and distilleries. Again, this is the first to-market technology and will lead to savings for existing breweries and distilleries from facing fines for untreated waste. This provides an eco-friendly device that will ensure clean waste going to city municipality systems. Since we know of no existing competitors we believe this patent has a value of $2,000,000.

Discussion of Sales Pipeline

Our sales pipeline includes a signed Letter of Intent for a franchise in Puerto Rico. The Puerto Rico LOI includes a franchise fee of $100K, plus the addition of one container brewery priced at $350K and a cold box container priced at $65K, for a total of $515K.

We have other near term sales of existing pipeline that will increase our revenue. We have crossed from pre-revenue to revenue with a sale of $6,900 and other sales are expected to close by the end of 2023.

We have presented at two trade shows being the Craft Brewers Conference and American Distilling Institute which brought customers from across the globe.

Discussion of Market & Industry

The craft beverage space is growing rapidly with a rise in smaller taproom setting. Inbox Beverage looks to take advantage of this trend with our low-cost, quick ROI, turnkey brewery and distillery offerings. Breweries cost on average $500,000 to $1.5 million. Inbox Beverage provides an more affordable solution in less time. The spirits industry is growing with expected market size valued at USD 13.23 billion in 2021 and is expected to expand at a CAGR of 28.3% from 2022 to 2030. Between August 2020 and August 2021, the number of craft distilleries increased by 1.1%. In 2020, the market is expected to generate revenues of more than USD 5 billion. In terms of market suffering, the numbers demonstrate resiliency.

The craft spirits and liqueurs segment is also experiencing significant growth globally, according to a report by Technavio: it is expected to increase in value by $37 billion between 2020 and 2025, with a compound annual growth rate (CAGR) of 22.56%. According to the experience of Jacopo Poli, owner of Poli Distillery (a historic artisanal distillery in Veneto – Italy – that exports to more than 65 countries around the world), "2021 has been a year full of challenges but also opportunities for our sector. The pandemic period put us to the test but also encouraged us to go beyond our comfort zone. Thanks to a generous harvest, combined with the dedication and passion of our employees, Poli Distillery ended the year with double-digit growth... Positive signals – continues Jacopo Poli – have come, above all, from foreign markets, with a steadily growing demand and important international recognitions. The two medals awarded by the prestigious Meininger's International Spirits Award to Poli Distillery's products (Gold for Airone Rosso – Aperitivo Veneto and Silver for Gran Bassano Rosso Vermouth) represent for us an important testimony to the growing interest in traditional and artisanal liqueurs, currently the protagonists of an overwhelming process of rediscovery and enhancement... A transition is also currently taking place in consumption habits. We think that Generation X and Millennials will increasingly drive demand. As the average age of the Craft Spirits consumers goes down, the quality (and average price) of the products our customers choose goes up. This process is accompanied by a rejuvenation of the perception of products that are strongly anchored to the past, to tradition and to territorial boundaries, such as our Grappa, which today enjoys renewed fame and important international recognition among operators and experts in the sector, bartenders and end consumers of all ages. Just think – concludes Jacopo Poli – of the Ve.N.To. cocktail, the first Grappa-based drink included in the official IBA 2020 list of New Era Drinks."

Conclusion

Due to our Intellectual Property holdings, our prospective sales pipeline, and the differentiation within the craft beverage and distillery markets, we believe Inbox Beverage is valued at $20,020,000.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $67,500 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Sources:

https://www.statista.com/topics/7974/global-beer-industry/#dossierKeyfigures

https://pos.toasttab.com/blog/on-the-line/how-much-does-it-cost-to-open-a-brewery

https://www.grandviewresearch.com/industry-analysis/craft-spirits-market

https://www.businesswire.com/news/home/20220524005774/en/Global-124.5-Bn-Craft-Spirits-Markets-2022-2030-with-Whiskey-Dominating---ResearchAndMarkets.com <- This article highlights the growing Industry of Whiskey and how it is dominating spirit sales. Which points to the need of more distillery options. This is where Inbox capitalizes with our more affordable options growing market shares.

https://wineindustryadvisor.com/2022/07/28/surge-in-global-alcohol-market-craft-spirits-drink-on-the-rise

Use of Proceeds

If we raise the Target Offering Amount of $14,999.53 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,234,998.31, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.0%
  We will use 5% of the funds raised for market and customer research, new

product development and market testing.

- *Inventory*
  50.0%
  We will use 50% of the funds raised to purchase inventory for the Company's brewery & distillery unit in preparation of product launch.

- *Company Employment*
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- *Working Capital*
  13.5%
  We will use 13.5% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fee*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.inboxbeverage.com/ (www.inboxbeverage.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/inboxbeverage

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Inbox Beverage, Inc.

[See attached]

INBOX BEVERAGE, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 31, 2022) YEAR ENDED SEPTEMBER 30, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Inbox Beverage, Inc.
Asheville, North Carolina

We have reviewed the accompanying financial statements of Inbox Beverage, Inc. (the "Company,"), which comprise the balance sheet as of September 30, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (March 31, 2022) to September 30, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 27, 2022
Los Angeles, California

INBOX BEVERAGE INC.
BALANCE SHEET
(UNAUDITED)

As of September 30,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	5
Total current assets		**5**
Property and Equipment, net		94,733
Intangible Assets		14,250
Total assets	**$**	**108,989**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	22,000
Total current liabilities		**22,000**
Total liabilities		**22,000**
STOCKHOLDERS EQUITY		
Common Stock		-
Additional Paid in Capital		221,075
Retained earnings/(Accumulated Deficit)		(134,086)
Total stockholders' equity		**86,989**
Total liabilities and stockholders' equity	**$**	**108,989**

See accompanying notes to financial statements.

INBOX BEVERAGE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (March 31, 2022)		September 30, 2022
(USD $ in Dollars)		
Net revenue	$	-
Cost of goods sold		-
Gross profit		-
Operating expenses		
General and administrative		114,590
Sales and marketing		19,496
Total operating expenses		134,086
Operating income/(loss)		(134,086)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(134,086)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(134,086)**

See accompanying notes to financial statements.

INBOX BEVERAGE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date March 31, 2022	-				
Issuance of Common Stock	1,500	$ -	$ 221,075		$ 221,075
Net income/(loss)	-	-		$ (134,086)	(134,086)
Balance—September 30, 2022	**1,500**	**$ -**	**$ 221,075**	**$ (134,086)**	**$ 86,989**

See accompanying notes to financial statements.

INBOX BEVERAGE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (March 31, 2022)		September 30, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(134,086)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		3,267
Amortization of intangible assets		750
Changes in operating assets and liabilities:		
Accounts Payable		22,000
Net cash provided/(used) by operating activities		**(108,069)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(98,000)
Purchases of Intangible Assets		(15,000)
Net cash provided/(used) in investing activities		**(113,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		221,075
Net cash provided/(used) by financing activities		**221,075**
Change in cash		5
Cash—beginning of year		-
Cash—end of year	**$**	**5**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Inbox Beverage Inc. was incorporated on March 31, 2022 in the state of Delaware. The financial statements of Inbox Beverage, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Asheville, North Carolina.

Inbox Beverage Inc. is the craft brewing company focuses on the growth of our brand, people, and products to facilitate the craft beverage industry's needs. Inbox Beverage fabricates shipping containers into microbreweries, distilleries, and more. We capitalize on a lower-cost solution that allows for production in half the time, and at half the cost.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted September 30th as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of September 30, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Inbox Beverage, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of beverages.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended September 30, 2022, amounted to $19,496, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of September 30, 2022, property and equipment consists of:

As of Year Ended September 30,		**2022**
Equipment (containers)	$	98,000
Property and Equipment, at Cost		**98,000**
Accumulated depreciation		(3,267)
Property and Equipment, Net	**$**	**94,733**

Depreciation expenses for equipment for the period from inception to September 30, 2022, were in the amount of $3,267.

4. INTANGIBLE ASSETS

As of September 30, 2022, intangible asset consist of:

As of Year Ended September 30,		**2022**
Patents & Trademarks	$	15,000
Intangible assets, at cost		**15,000**
Accumulated amortization		(750)
Intangible assets, Net	**$**	**14,250**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the period from inception to September 30, 2022, were in the amount of $750.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of September 30, 2022:

Period	Amortization Expense	
2022	$	(1,500)
2023		(1,500)
2024		(1,500)
2025		(1,500)
Thereafter		(8,250)
Total	**$**	**(14,250)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,500 shares of Common Stock with no par value. As of September 30, 2022, 1,500 Common Stock have been issued and are outstanding.

6. DEBT

The Company had no debt outstanding as of September 30, 2022.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 30, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from September 30, 2022 through October 27, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Inbox Beverage is not live or open to the public at this moment.

Plug-and-Play Craft Brewing and Distillery Systems

INVEST IN INBOX BEVERAGE TODAY!

Inbox Beverage Inc. is a beverage manufacturing enterprise offering turnkey distillery and craft brewery setup solutions. The company has recently launched within the commercial market following successful prototype development, and currently has a sales pi... Show more


TURNKEY CRAFT BREWERY &
DISTILLERY SETUP SOLUTIONS
INBOX
BEVERAGE

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- Inbox Beverage builds and fabricates turnkey breweries and distilleries using shipping containers, making it easy for start-up ventures and existing enterprises to create their own products. Our patent-pending design is engineered to eliminate barriers to entry, helping businesses get off the ground quickly and cost-efficiently.

- Craft brewing and distilling is a rapidly expanding sector within the overall market for beer and spirits. The global craft beer category is growing with a CAGR of nearly 11%, and is expected to reach $210.78B by 2028. Similarly, the global market size for craft spirits has been valued at least $13.23B, and boasts a predicted CAGR of 28.3% between now and 2030.*

- Seeking to create a unique and distinct beverage culture within the craft brewing and spirits space, Inbox Beverage has developed a multifaceted business model that is adaptable to one-time sales, as well as franchise opportunities. We strive to provide value for all of our customers through training, raw material sourcing, and long-term business support.

*Market information provided by Fortune Business Insights & Grand View Research (source, source)

THE PITCH

Inbox Beverage's innovative plug-and-play model allows aspiring craft brewers and distillers to launch production operations with ease and speed-to-market efficiency. For individuals and existing businesses who want to offer their own beverage line, Inbox Beverage provides all the supplies needed to get set up which we deliver directly in a user-friendly shipping container format. The company recently launched commercially with an $6M prospective sales pipeline ready to be addressed.


INBOX

An Accessible All-In-One Solution for Craft Brewers and Distillers of Every Skill Level

Inbox Beverage has developed a **fast and easy** way for anyone to enter the market with their own craft beer and distilled spirits. Our system provides **all the framework needed** and is **fully-adaptable** for just about any location or setting.



Build a brewing facility
IN HALF THE TIME,
AT HALF THE COST

*Image above contains a computer-generated demo version.

We sell direct to individual consumers, in addition to our partnerships with businesses such as wineries, bars, restaurants, and hotels, who want to offer proprietary branded beverages without a significant time or cost investment.

The only additional requirements? A little creativity and an entrepreneurial spirit.



DISRUPTING WHAT'S POSSIBLE BY LOWERING THE BARRIERS TO ENTRY
Affordable
Speed-to-Market
Turnkey

THE PROBLEM & OUR SOLUTION

Delivering All the Tools Needed to Tap into the Craft Beverage Business

The **craft brewing and distillery trade** is a competitive and highly profitable industry, but one that can be **challenging to approach without the right resources**. According to some reports, startup costs can range **from $275K to $2.5M**, deterring many people from entering the market altogether. Yet Inbox Beverage is ready to disrupt what's possible by lowering the barriers to entry and providing **an affordable, turnkey solution**.



Craft brewing and distillery startup costs can range from
$275K to $2.5M

(source)

Our **patent-pending system** marks a progressive advancement in facility creation, putting all the necessary elements in **one curated and customizable shipping container package**. Designs can be tailored to a variety of spaces and use cases, and Inbox Beverage further ensures the success of each maker by extending our expert technical and customer support. We are also actively focused on developing **sustainable trade tools, such as our Liquid Cleanse system** which eliminates harmful waste byproduct from the brewing process.


COMING SOON
COMING SOON
BrewsBox™
40ft Brewhouse
DistyBox™ | DistyBox Mini™
40ft | 20ft Distillery 300Gl & 150Gl Still
IceBox™
40ft Bar and Serving Container
Liquid Cleanse™
All-In-One Waste Water Solution
WashBox™ | WashBox Mini™
40ft | 20ft Restroom Container
CookBox™
40ft Kitchen Container

*Image above contains computer-generated demo versions. Some products are still currently in development.

THE MARKET & OUR TRACTION

Leveraging In-Field Experience and Expertise to Achieve Global Expansion

The Inbox Beverage team has **extensive experience working with large scale brewery businesses** and this insider tract has provided us with the insight needed to innovate from within. Our concept has quickly been embraced by a number of bars and restaurants who are actively utilizing our system, and at present, Inbox Beverage has built a sales pipeline of **over $6M in prospective contracts**.


Built a sales pipeline of
$6M+ IN PROSPECTIVE CONTRACTS
2 PATENTS PENDING
for our container design and water treatment system
Secured a Letter of Intent for
FRANCHISE OPERATIONS IN PUERTO RICO

The company has **two patents pending** for our container design and water treatment system, both of which will be integral to expanding our business globally and bringing craft brewing to the worldwide market. We have recently secured **a letter of intent for franchise operations in Puerto Rico**, and anticipate many more international partnerships in the near future including Greece, Mexico, UAE, and India for both brewing and distilling opportunities.

WHY INVEST

Collaborating With Our Customers & Investors for a Major Industry Impact

As a company, Inbox Beverage is focused on helping other businesses succeed and we have positioned ourselves to provide solutions on an international scale. By **enabling our customers to realize speed-to-market** and the potential for a quicker return on investment, we believe that we can bring **new momentum to the craft beverage movement**, while simultaneously building our own global brand.

We look forward to partnering with investors as we advance to the next phase of our mission, and we invite you to be part of our team **by supporting Inbox Beverage on StartEngine!**


HELP US BRING NEW MOMENTUM TO THE CRAFT BEVERAGE MOVEMENT

*Image above contains a computer-generated demo version.

ABOUT

HEADQUARTERS
56 STAMFORD ST APT 107
ASHEVILLE, NC 28803-2879

VALUATION
$20.02M

Inbox Beverage Inc. is a beverage manufacturing enterprise offering turnkey distillery and craft brewery setup solutions. The company has recently launched within the commercial market following successful prototype development, and currently has a sales pipeline valued at $6M.

TEAM



Max Mckenxie Fann
CEO & Chairman

After completing Asheville Buncombe Tech's Brewing and Fermentation Program in 2013, Max got his start in the industry as an ambitious young barback with Wicked Weed Brewing. A year later, he was promoted to Assistant Brewer at 20 years old. Upon completing his Associate's Degree from the Craft Beverage Institute of the Southeast, Max was hired as a Brewer and Wood Cellarmen with Wicked Weed's globally-recognized Sour Program during their highest point of production. After another two years in this role, Max was promoted to Lead Pub Brewer/Research & Development, where he created new beers and grew production through distribution outlets from their pub location.

With his in-depth knowledge of brewing and distillation through the Craft Beverage Institute, alongside his academic pursuit of his MBA degree through LSU, Max endeavors to create a faster, easier, and more user-friendly approach to the beverage creation space with the launch of Inbox Beverage Inc.



David Fann
President and Board Member

Provides Business Development, Management, Fundraising for Early Stage and Growth Companies. Secured over $250M in equity and debt across various industries include Healthcare, Financial, and Tech.



Ismat (Matt) A. Sawaqed
Board Member

Ismat (Matt) Sawaqed is an experienced international executive of over 30 years in the areas ofeconomic development, investment banking, finance, real estate development, environment andconventional and renewable energy.

In his 30 years' experience, he has gradually grown his career from roles such as project manager andconstruction manager to CEO and a board member in various industries and countries.

He has experience in working with United Nations agencies and foreign dignitaries, including Prime Ministers, Rulers and Ambassadors.

In the past, Mr. Sawaqed studied Architectural Design in Jordan, and later he obtained a Master's Degree in Management from Chifley School of Business. Starting his career with a leading architecture firm, Jafar Tuqan and Partners, then George Fuller Corporation, a division of Northrop Corporation. His vast base of company experience include: Wintite Energy Systems in Canada were he has implemented energy efficient programs for commercial buildings for the Government of Canada, Ontario Ministry of Energy. In the 90's, Mr. Sawaqed moved from Canada to the United States and became a co-founder of AFI Capital, an incubator and a venture capital firm that specializes in early stage, asset management and corporate financing & M&A.

Mr. Sawaqed was a founding member of Rakeen Development UAE, a leading real estate development company. He served as an Executive Committee Member and Board Secretary for Rakeen with a portfolio of projects exceeding 2B USD. He also served as Vice President of Ras Al Khaimah Investment Authority, a government agency and a sovereign fund that has investment in several continents and in various sectors, such as, mining, oil and gas, real estate, industrial and business parks. While there he was instrumental in the planning, structuring and negotiating for free trade zone set-up and off-shore jurisdiction policy of RAK OFFSHORE. He co-arranged for the World Bank investment conference that attracted over 500 Million Dollars of FDI in the first year of launching, additionally he was instrumental in running the investment portfolio strategy in various industry segments and geographical planning.

In spring of 2007, Mr. Sawaqed was also appointed by the Crown Prince and Deputy Ruler with an Emiri Decree to co-chair the office of the executive committee board of RAK CAM "Ras Al Khaimah Centre for Advanced Material" and in working with the top 5 world-renown scientists who constituted the SAB "Scientific Advisory Board" of the center for setting the mission and the business plan of the center.

Then in 2008 became CEO of Oryx Holding, a private equity firm in the UAE. Mr. Sawaqed also became a Managing Director for Consolidated Consultants, RAK, UAE a leading engineering firm that specialize in urban planning and full engineering services.

Mr. Sawaqed was the founder of Renewable Energy Inc, a US corporation, with its subsidiary Spira International, a Vertical Axis Wind Turbine Manufacturer. He also serves as Chairman of EpecoGulf, a water desalination and sewage treatment plant designer and manufacturer. In 2016 he was appointed as a lead for a Royal Court of the Hashemite Kingdom of Jordan initiative for climate change mitigation and weather modification program and later became the president of PanBuck Jordan, a business advisory firm that offers exclusive service to various government sectors and industries.

Currently Mr. Sawaqed is the CEO of Hedger Ventures, boutique investment banking, PE, asset management, strategic planning and advisory firm.



Anurag Thakur
Board Member

Anurag Thakur has 22 years of experience in product and service management, global operations, supply chain management, and commercial/operational excellence in various industries, including board governance and reporting, M&A, and globalization. His direct experiences include working in Asia, Europe, Canada, and the USA in Steel, Aviation,

Transportation, Healthcare, Pumps/Compressors, Water, Alcohol, and Consulting industries.

Anurag has consistently led growth P&L's in the last 13 years at General Electric (US), Severn Trent (UK), DeNora Water (Italy), IDEX Corporation (USA) & currently at In-Situ Corporation. Concurrently, Anurag has led various M&A due diligence projects for tier 1 private equity firms such as Blackstone, Triton, Platinum, and EQT Partners for assets with valuations ranging from $100m to $3B. Lastly, Anurag serves on the board of directors for Chlorophyll Biofuels India Pvt. Ltd. And Innovative Liquid Technologies USA Pvt. Ltd.

Anurag has led Service P&Ls ranging from $75m at DeNora to $1.2B service P&L at GE Healthcare and has consistently delivered double-digit annual growth organically in the last ten years. In the process, he effectively doubled the share of wallet from captive customers and acquired new customers globally at low costs via regional commercial and operations excellence.

Anurag is currently utilizing his water and ethanol industry expertise and passion for green energy in developing biofuels and biogas markets in India in the capacity of the board of directors. Anurag is a world-renowned leader in building mature Service and Aftermarket businesses. Anurag holds a Ph.D. in aerospace materials from Canada and is a General Electric-trained six sigma master blackbelt, a lean leader, and a certified product reliability engineer.

TERMS

Inbox Beverage

Overview

PRICE PER SHARE
$0.91

VALUATION
$20.02M

DEADLINE
Feb 6, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$249.34

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.31

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
16,483

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,357,141

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Inbox Beverage, Inc.**
Corporate Address	:	**56 STAMFORD ST Unit 107, ASHEVILLE, NC 28803-2879**
Offering Minimum	:	**$14,999.53**
Offering Maximum	:	**$1,234,998.31**
Minimum Investment Amount (per investor)	:	**$249.34**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**16,484**
Maximum Number of Shares Offered	:	**1,357,143**
Price per Share	:	**$0.91**

Pre-Money Valuation : $20,020,000.00

Investment Incentives and Bonuses*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first 72 hours and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first week and receive an additional 5% bonus shares

Amount-Based Perks:

$5,000+ | Tier 1

Invest $5,000+ and receive 5% Bonus Shares.

$10,000+ | Tier 2

Invest $10,000+ and receive a personal Zoom call with Founders + 10% Bonus Shares

$20,000+ | Tier 3

Invest $20,000+ and receive a personal Zoom call with Founders + 15% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Inbox Beverage will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.91 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

PRESS

ACCESSWIRE

INBOX Beverage, The Container Brewery Leader Announces First Craft Beer Launch

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Yahoo!

INBOX Beverage, The Container Brewery Leader Announces First Craft Beer Launch

View Article

Inbox Beverage News

Inbox Beverage Press Releases

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Crafted beverages are of great demand. We believe that the consumer public craves specialized drinks from local venues. We believe that building and creating unique beverages for your target demographic will help build in a personal & more welcoming experience for guests that establish a personal impact and help make beautiful memories that will last a lifetime.

What we at Inbox have done is provide a platform for existing consumer outlets, including Hotels, resorts, casinos, and more, to build in a potential new source of revenue with our turnkey patent-pending beverage facilities constructed from Shipping Containers. We provide a team that includes award-winning brewers, years of experience in the beverage industry, and a system that allows these existing consumer- oriented platforms to expand on their successful platform by removing the middle man.

Our model lets hotels and businesses alike reap the benefits of the highly profitable alcohol beverage industry. No more, distributers cost just straight to consumer!

Inbox Beverage will customize a brewery, brewpub, or taproom to make your venue even more enticing and special for your consumers and guest without a potential multi-million dollar investment. We at Inbox Beverage focus on building a beautiful experience that your guest will not forget. Our program can provide you with a trained and qualified brewer to facilitate and run the brewery, so all you have to do is enjoy the great beverages.

Inbox Beverage will deliver a Plug and Play facility to your desired location, and as easy as a flick of a switch, you will be launching your craft beverages in a matter of time!

Inbox is focused on making an impact greater than beer. We know we can help grow your business while positively impacting the environment at the same time! Cheers!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "INBOX BEVERAGE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF OCTOBER, A.D. 2022, AT 3:39 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6708851 8100
SR# 20223868434

Authentication: 204721958
Date: 10-27-22

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

INBOX BEVERAGE, INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH: The total number of shares of stock, which this corporation is authorized to issue, is 27,000,000 shares of common stock with a $0.01 par value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 26th day of October, 2022.

By: /s/ David Fann

Authorized Officer

Title: President

Name: David Fann

Print or Type

EXHIBIT G TO FORM C

TTW Materials

Isabella Walter <isabella.walter@startengine.com>

FW: INBOX BEVERAGE INC. JOINS START ENGINE CROWDFUNDING PLATFORM

david.fann@icloud.com <david.fann@icloud.com> Wed, Nov 30, 2022 at 12:01 PM
To: Isabella Walter <isabella.walter@startengine.com>
Cc: max@inboxbeverage.com

As requested

From: Max Fann <max@inboxbeverage.com>
Sent: Wednesday, November 30, 2022 1:48 PM
To: david.fann@icloud.com
Subject: INBOX BEVERAGE INC. JOINS START ENGINE CROWDFUNDING PLATFORM

FOR IMMEDIATE RELEASE

INBOX BEVERAGE INC. JOINS START ENGINE CROWDFUNDING PLATFORM

Inbox Beverage Inc. is seeking Investment through Start Engine

Asheville, NC (November, 30, 2022) - Today, Inbox Beverage Inc. announced its plan to raise funds on Start Engine through Regulation Crowdfunding. Inbox Beverage Inc. is excited for what's ahead with Start Engine.

Inbox Beverage Inc. is proud to share our story and mission with you on Start Engine.

"We are so excited to share this opportunity to join the Inbox Beverage family. " said Founder and CEO, Max Fann. "Inbox Beverage has a bright future ahead with our innovative turnkey brewery and distillery shipping container model."

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT YOUR COMPANY

"Inbox Beverage™ is disrupting the craft brewing and spirit industry with progressive advancement in facility creations. Inbox Beverage™ fabricates shipping containers into microbreweries, distilleries, and more. We capitalize on a lower-cost solution that allows for production in half the time; and at half the cost. We strive to improve the quality of life and build value for our customers, employees, and shareholders by fostering a unique and distinct beverage culture."


INBOX
*Image above contains a computer-generated demo version.


*Image above contains a computer-generated demo version.